UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of the Registrants (i) Interim Condensed Financial Statements as of June 30, 2023, which is attached hereto as Exhibit 99.1; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023, which is attached hereto as Exhibit 99.2; and (iii) Half Year Report as of June 30, 2023, filed with the Australian Securities Exchange, as required by the laws and regulations of Australia, which is attached hereto as Exhibit 99.3.

EXHIBIT INDEX

Exhibit No.
99.1	Mobilicom Ltd.’s Interim Consolidated Condensed Financial Statements as of June 30, 2023.
99.2	Mobilicom Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023.
99.3	Mobilicom Ltd.’s Half Year Report as of June 30, 2023, filed with the Australian Securities Exchange.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: August 31, 2023	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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